Exhibit 12-28
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31
	2007	2006	2005	2004	2003
(Millions of Dollars)
Earnings:
Pretax earnings	$466	$482	$426	$214	$397
Fixed charges	315	299	280	294	294

Net earnings	$781	$781	$706	$508	$691

Fixed charges:
Interest expense	$294	$278	$267	$280	$284
Adjustments	21	21	13	14	10

Fixed charges	$315	$299	$280	$294	$294

Ratio of earnings to fixed charges	2.48	2.61	2.52	1.73	2.35